Frankly Inc.

27-01 Queens Plaza North, Suite 502

Long Island City, NY 11101

July 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Frankly Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-214578

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Frankly Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practical date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-214578), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 14, 2016.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Frankly Inc., 27-01 Queens Plaza North, Suite 502, Long Island City, NY 11101, facsimile number 212-931-1299, with a copy to Company’s counsel, Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, Floor 11, New York, NY 10105, facsimile number (212) 370-7889, attention Richard Anslow.

If you have any questions or require any further information, please contact Richard Anslow of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

Frankly Inc.

/s/ Louis Schwartz
Name:	Louis Schwartz
Title:	Chief Executive Officer

cc:	John Wilk, Frankly Inc. Richard Anslow, Ellenoff Grossman & Schole LLP